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AUG 25 2008

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SECURIT 08032629 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65923

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regent Capital Group, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4035 E. Thousand Oaks, Blvd., Suite 240
(No. and Street)

Westlake Village	CA	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Mroz (760) 340-1945
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louie Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regent Capital Group, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 31 day of JULY, 2008 by LOUIE UCCIFERRI personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Robert A. Brooks
Notary Public

Signature

President
Title

ROBERT A. BROOKS
COMM. #1735565
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Apr. 28, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regent Capital Group, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Regent Capital Group, Inc.:

We have audited the accompanying statement of financial condition of Regent Capital Group, Inc. (the Company) as of June 30, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regent Capital Group, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 20, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Regent Capital Group, Inc.
Statement of Financial Condition
June 30, 2008

Assets

Cash	$	66,064
Commissions receivable		47,600
Furniture and equipment, net		7,428
Prepaid expenses		245
Deposit		2,832
Total assets	$	124,169

Liabilities & Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	1,793
Commissions payable		90,576
Total liabilities		92,369
Stockholder's equity		
Common stock, no par value, 50,000,000 shares authorized, 10,000,000 shares issued and outstanding		10,000
Additional paid-in capital		18,599
Retained earnings		3,201
Total stockholder's equity		31,800
Total liabilities & stockholder's equity	$	124,169

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Operations
For the Year Ended June 30, 2008

Revenues	
Commission income	$ 4,175,314
Interest income	396
Other income	35,000
Total revenues	4,210,710
Expenses	
Employee compensation and benefits	206,680
Commissions and floor brokerage fees	3,799,419
Occupancy and equipment rental	22,069
Other operating expenses	205,268
Total expenses	4,233,436
Income (loss) before income tax provision	(22,726)
Income tax provision	800
Net income (loss)	$ (23,526)

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2007	$ 10,000	$ 18,599	$ 30,227	$ 58,826
Capital distributions	–	–	(3,500)	(3,500)
Net income (loss)	–	–	(23,526)	(23,526)
Balance at June 30, 2008	$ 10,000	$ 18,599	$ 3,201	$ 31,800

The accompanying notes are an integral part of these financial statements.

Regent Capital Group, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities:		
Net income (loss)		$ (23,526)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 1,304	
(Increase) decrease		
Commissions receivable	30,315	
Prepaid expenses	(245)	
Deposit	(1,252)	
(Decrease) increase		
Accounts payable & accrued expenses	1,328	
Commissions payable	12,661	
Income taxes payable	(753)	
Total adjustments		43,358
Net cash provided by (used in) operating activities		19,832
Cash flows from investing activities:		
Proceeds from maturity of short-term investment	20,527	
Purchase of equipment	(3,570)	
Net cash provided by (used in) investing activities		16,957
Cash flows from financing activities:		
Capital distributions	(3,500)	
Net cash provided by (used in) financing activities		(3,500)
Net increase (decrease) in cash		33,289
Cash at beginning of year		32,775
Cash at end of year		$ 66,064

Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Income taxes	$ 1,228	
Interest	$ –	

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Regent Capital Group, Inc. (the "Company") was incorporated on February 20, 2003, in the State of California. The Company operates as a registered broker/dealer in Securities under the provisions of the Securities Exchange Act of 1934 since October 15, 2003. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company earns commissions through the sale of real estate private placements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions revenues and expenses are recorded when incurred, usually at the closing of escrow on real estate private placements.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful life of five (5) to seven (7) years by the straight-line method.

The Company, with the consent of its Stockholder, elected to be an S Corporation and, accordingly, has its income taxes under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California assesses a franchise tax rate of 1.5 % of taxable income, subject to an $800 minimum.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising costs are charged to operations when incurred. At June 30, 2008, advertising costs totaled $2,759, and are included in other operating expenses.

Note 2: FURNITURE AND EQUIPMENT, NET

Furniture and equipment is recorded at cost and summarized by major classifications as follows:

Computer equipment	$ 5,714
Furniture and fixtures	4,247
	9,961
Less accumulated depreciation	(2,533)
Furniture and equipment, net	$ 7,428

Depreciation expense for the year ended June 30, 2008, was $1,304.

Note 3: OTHER INCOME

During the year ended June 30, 2008, every broker/dealer in good standing received a $35,000 rebate from FINRA. This rebate is included in other income on the Company's Statement of Operations.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California franchise tax minimum of $800.

Note 5: PROFIT SHARING PLAN

In 2006 the Company adopted a 401(k) Profit Sharing Plan, for the exclusive benefit of all eligible employees and their beneficiaries. In order to be eligible for the annual contributions, employees must have attained age twenty one (21), and have completed one (1) year of service. The Plan allows eligible employees to defer part of their income on a tax-deferred basis into the Plan.

Note 5: PROFIT SHARING PLAN
(Continued)

Total employer contributions of $21,644 were made for the year ended June 30, 2008, and are included in the employee compensation and benefits account on the Statement of Operations.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

On July 14, 2007, the Company entered into a three (3) year automobile lease agreement. On March 14, 2008, the Company entered into a sublease agreement for office space which terminates on June 30, 2010. For the year ended June 30, 2008, the rent and auto lease expense were $22,069 and $22,529, respectively.

Future minimum principal payments for the automobile lease and rent are as follows:

Year Ending June 30,	
2009	$ 49,059
2010	49,884
2011 & thereafter	–
	$ 98,943

Contingencies

The Company maintains two bank accounts at a single financial institution. These accounts are insured in total up to $100,000 by the Federal Deposit Insurance Commission ("FDIC"). At times during the year ended June 30, 2008, cash balances held in the financial institution were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 8: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Note 8: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>
(Continued)

The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2008, the Company had net capital of $21,295 which was $15,137 in excess of its required net capital of $6,158; and the Company's ratio of aggregate indebtedness ($92,369) to net capital was 4.34 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $325 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 20,970
Adjustments:		
Retained earnings	$ 570	
Non-allowable assets	(245)	
Total adjustments		325
Net capital per audited statements		$ 21,295

Regent Capital Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2008

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,000	
Additional paid-in capital	18,599	
Retained earnings	3,201	
Total stockholder's equity		$ 31,800
Less: Non allowable assets		
Furniture and equipment, net	(7,428)	
Prepaid expenses	(245)	
Deposit	(2,832)	
Total adjustments		(10,505)
Net capital		21,295
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 6,158	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(6,158)
Excess (deficit) net capital		$ 15,137
Ratio of aggregate indebtedness to net capital	4.34:1	

There was a $325 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2008. See Note 10.

See independent auditor's report.

Regent Capital Group, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2008

A computation of reserve requirements is not applicable to Regent Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

Regent Capital Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2008

Information relating to possession or control requirements is not applicable to Regent Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

Regent Capital Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2008

Board of Directors
Regent Capital Group, Inc.:

In planning and performing our audit of the financial statements of Regent Capital Group, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding parag raph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 20, 2008

END